Item 77C
Salomon Brothers Emerging Markets Debt Fund Inc.


Results of a Special Meeting of Shareholders
On November 29, 2005, a Special Meeting of Shareholders was held to approve a new management agreement. The following table provides the number of votes cast for, against or withheld, as well as the number of abstentions and broker non-votes as to the matter voted on at the Special Meeting of Shareholders.
1. Approval of New Management Agreement
Item Voted On 	         Votes For   Votes Against     Abstentions
New Management Agreement 12,373,710     856,272          807,729

Broker Non-Votes
0